UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Departure of Director; Election of Director

On February 22, 2023, Oatly Group AB (the “Company”) received notice that at a local union meeting held on February 20, 2023, Lillis Härd was appointed to serve as employee representative on the Company’s board of directors (the “Board”) in accordance with Swedish law, replacing Fredrik Berg. The union determined to make this change in the ordinary course and not as a result of any disagreement between the Company and Mr. Berg. The Board thanks Mr. Berg for his service.

Mr. Härd, 52, has served as a process operator at the Company since June 2019, and has been a member of the local union board since February 2020. He previously worked as a machine operator at Trioplanex International AB from 1991 until June 2019.

There are no transactions in which Mr. Härd has an interest requiring disclosure under Item 7.B of Form 20-F. Additionally, Mr. Härd has no family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. As an employee of the Company, Mr. Härd will not be entitled to any additional compensation for his Board service.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: February 23, 2023	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer